

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

David Lovatt
Chief Executive Officer
Performance Drink Group, Inc.
11427 West I-70 Frontage Road North
Wheat Ridge, Colorado 80033

      Re: Performance Drink Group, Inc.
            Offering Statement on Form 1-A
            Filed January 7, 2022
            File No. 024-11774

Dear Mr. Lovatt:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing

cc: Eric Newlan